Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
 The Valley Forge Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Valley Forge Fund, Inc. (the "Company") complied with the requirements of subsection (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 3, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 3, 2007 and with respect to agreement of security purchases and sales, for the period from October 3, 2007, (the date of last examination) through December 3, 2007:

- Count and inspection of all securities located in the vault of Commerce Bank in Valley Forge, PA without prior notice to management;

- Confirmation of all securities held by Best Vest Investment Brokerage Services in book entry form;

- Reconciliation of all such securities to the books and records of the Company and Commerce Bank and Best Vest Investment Brokerage Services;

- Agreement of 3 security purchases and 11 security sales or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

During our examination we found that there was a sale of a security in which the sale date had not been recorded properly in the Fund's sales journal. However; the date had been properly recorded in both the Fund's realized gain/loss report and daily NAV pricing sheet. The examination also resulted in an instance where one of the Fund's holdings had a corporate action which reduced the number of shares held by the Fund. The Fund's detailed security ledger (position report by security lot held) had not been adjusted to reflect the new shares held by the Fund. The correct shares were however; properly reflected on the daily NAV pricing sheet of the Fund. These instances were caused by the necessity of the Fund's system to be a dual entry system whereby portfolio transactions need to be entered in multiple files in order to be reflected properly on all Fund reports.

In our opinion, management's assertion that The Valley Forge Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 3, 2007, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Valley Forge Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania   */s/ Sanville & Company*
December 14, 2007